UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Oncternal Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

68236P 107

(CUSIP Number)

Shen Bo

3545 John Hopkins Ct.

San Diego, CA 92121

858-925-4046

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 7, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68236P 107	13D	Page 1 of 8 Pages

1	Names of Reporting Persons Shanghai Pharmaceutical (USA) Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,495,114
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,495,114
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,495,114
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person CO

CUSIP No. 68236P 107	13D	Page 2 of 8 Pages

1	Names of Reporting Persons Shanghai Pharmaceuticals Holding Co., Ltd.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,495,114
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,495,114
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,495,114
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 16.2%
14	Type of Reporting Person OO (Joint Stock Company)

CUSIP No. 68236P 107	13D	Page 3 of 8 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Stock, par value par value $0.001 per share (the “Common Stock”), of Oncternal Therapeutics, Inc., a Delaware corporation (the “Issuer”) whose principal executive offices are located at 12230 El Camino Real, Suite 300, San Diego, CA 92130.

Item 2.	Identity and Background.

The Schedule 13D is being filed by the following persons (each a “Reporting Person” and, collectively, the “Reporting Persons”):

(1)	Shanghai Pharmaceutical (USA) Inc. (“SPH USA”) and

(2)	Shanghai Pharmaceuticals Holding Co., Ltd. (“SPH”).

SPH USA is incorporated in Delaware. SPH USA’s principal business address is 3545 John Hopkins Ct., San Diego, CA 92121.

SPH is organized under the laws of the People’s Republic of China. SPH’s principal business address is No. 200, Taicang Rd, Huangpu District, Shanghai, P.R. China.

The principal business of the Reporting Persons is the development and commercialization of pharmaceutical drugs.

The sole executive officer of SPH USA (the “SPH USA Executive Officers”) is Shen Bo. SPH USA is managed by a board of directors (the “SPH USA Board of Directors”) consisting of Liu Yanjun, Cho Man and Shen Bo (collectively, with the SPH USA Executive Officers, the “SPH USA Related Persons”). Cho Man is a Citizen of Hong Kong. Liu Yanjun and Shen Bo are each a citizen of the People’s Republic of China. The present principal occupation of Cho Man is serving as executive director and president of SPH. The present principal occupation of Liu Yanjun is serving as Vice President of SPH. The present principal occupation of Shen Bo is serving as executive director, vice president and chief financial officer of SPH. The business address of each SPH USA Related Person is 3545 John Hopkins Ct., San Diego, CA 92121.

SPH USA is a wholly owned subsidiary of SPH. The executive officers of SPH (the “SPH Executive Officers”) are Cho Man, Li Yongzhong and Shen Bo. SPH is managed by a board of directors (the “SPH Board of Directors”) consisting of Zhou Jun, Cho Man, Li Yongzhong, Shen Bo, Li An, Wan Kam To, Tse Cho Che, Cai Jiangnan and Hong Liang (collectively, with the SPH Executive Officers, the “SPH Related Persons” and together with the SPH USA Related persons, the “Related Persons”). Cho Man, Wan Kam To and Tse Cho Che are each a citizen of the Hong Kong. Cai Jiangnan is citizen of the United States. Li Yongzhong, Shen Bo, Zhou Jun, Li An and Hong Liang are each a citizen of the People’s Republic of China.

CUSIP No. 68236P 107	13D	Page 4 of 8 Pages

The present principal occupation of Cho Man is serving as executive director and president of SPH. The present principal occupation of Li Yongzhong is serving as executive director and vice president of SPH. The present principal occupation of Shen Bo is serving as executive director, vice president and chief financial officer of SPH. The present principal occupation of Zhou Jun is serving as president of Shanghai Industrial Investment (Holdings) Co., Ltd. The present principal occupation of Li An is serving as vice president of Shanghai Guosheng (Group) Co. Ltd. The present principal occupation of Wan Kam To is the independent non-executive director of SPH. The present principal occupation of Tse Cho Che is serving as chairman in Gao Feng Advisory Company. The present principal occupation of Cai Jiangnan is serving as professor of economics at the China Europe International Business School. The present principal occupation of Hong Liang is serving as managing partner of the Shangahi Everbright Law Firm. The business address of each of the SPH Related Persons is No. 200, Taicang Rd, Huangpu District, Shanghai, P.R. China.

During the last five years, none of the Reporting Person or Related Persons has been (i) convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with the completion of the Merger (as defined below), each share of Oncternal Therapeutics, Inc. (now known as Oncternal Oncology, Inc.) (“Oncology”) capital stock issued and outstanding immediately prior to the Merger, other than shares held by Oncology in treasury, by the Issuer or by any of their respective subsidiaries, was converted into the right to receive approximately 0.073386 fully paid and nonassessable shares of Common Stock of the Issuer, which represents the final exchange ratio in the Merger Agreement (as defined below), adjusted for the final reverse stock split contemplated by the Merger Agreement. As a result, on June 7, 2019 the Issuer issued 2,495,114 shares of its Common Stock to SPH USA.

Item 4.	Purpose of Transaction.

Merger

On June 7, 2019, pursuant to the Agreement and Plan of Merger and Reorganization, dated as of March 6, 2019 (as amended, the “Merger Agreement”), by and among the Issuer, Oncology and Grizzly Merger Sub (“Merger Sub”), Merger Sub merged with and into Oncology, with Oncology surviving the merger as a direct wholly owned subsidiary of the Issuer (the “Merger”).

Director Designation

Pursuant to the Merger Agreement, after the consummation of the Merger, the Issuer’s Board of Directors (“Issuer’s Board”) shall initially consist of nine members, of which two such members shall be designated by SPH USA. SPH USA designated two directors to the Issuer’s Board at the consummation of the Merger: Yanjun Liu and Xin Nakinishi. The Reporting Persons do not have any continuing director designation rights.

CUSIP No. 68236P 107	13D	Page 5 of 8 Pages

Restrictions on Transfers

Pursuant to the Lock-Up Agreement, dated May 20, 2019 by SPH USA (the “Lock-Up Agreement”), for a period of 180 days following the closing of the Merger (the “Lock-Up Period”), SPH USA has agreed not to, without the prior written consent of the Issuer and Oncology, except in limited circumstances: offer, pledge, sell, contract to sell, transfer or dispose of, directly or indirectly, engage in any swap or similar transactions with respect to, or make any demand for or exercise any right with respect to, any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock, including, as applicable, shares received in the Merger and issuable upon exercise of warrants and options.

General

The foregoing descriptions of the Merger Agreement and the Lock-Up Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements filed as exhibits to this Schedule 13D, and incorporated herein by reference.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons’ review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer’s business, financial condition, operations and prospects; price levels of the Issuer’s securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to the restrictions in the Lock-Up Agreement, the Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and shareholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Common Stock; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Issuer; or other material changes to the Issuer’s business or corporate structure, including changes in management or the composition of the Board.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

CUSIP No. 68236P 107	13D	Page 6 of 8 Pages

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by the Reporting Persons, as well as the number of shares of Common Stock as to which the Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 15,369,827 shares of Common Stock outstanding immediately following the consummation of the Merger:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Shanghai Pharmaceutical (USA) Inc.	2,495,114	16.2%	0	2,495,114	0	2,495,114
Shanghai Pharmaceutical Holdings Co., Ltd.	2,495,114	16.2%	0	2,495,114	0	2,495,114

The SPH USA is the record holder of 2,495,114 shares of Common Stock. SPH is the sole shareholder of SPH USA. As a result SPH may be deemed to share beneficial ownership of the shares of Common Stock owned by SPH USA. The members of the SPH Board of Directors have the power to appoint the members of the SPH USA Board of Directors. The members of the SPH USA Board of Directors have the ability to direct the voting and disposition of the shares of Common Stock owned by SPH USA. Each of the foregoing individuals may be deemed to share beneficial ownership of the shares of Common Stock owned by SPH USA. Each of them disclaims any such beneficial ownership.

(c)	Except as described in Item 4, during the past 60 days none of the Reporting Persons or Related Persons has effected any transactions in the Common Stock.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 above summarize certain provisions of the Merger Agreement and the Lock-Up Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

CUSIP No. 68236P 107	13D	Page 7 of 8 Pages

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Joint Filing Agreement

2	Agreement and Plan of Merger and Reorganization, dated March 6, 2019, by and among the Registrant, Oncternal Therapeutics, Inc. and Grizzly Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Registrant on March 7, 2019).

3	Amendment No. 1 to Agreement and Plan of Merger and Reorganization, dated April 30, 2019, by and among the Registrant, Oncternal Therapeutics, Inc. and Grizzly Merger Sub, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on From 8-K by the Registrant on April 30, 2019).

4	Form of Lock-Up Agreement (incorporated by reference to Exhibit 2.5 to the Current Report on Form 8-K filed by the Registrant on March 7, 2019).

CUSIP No. 68236P 107	13D	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 17, 2019

Shanghai Pharmaceutical (USA) Inc.

By:	/s/ Yanjun Liu
Name:	Yanjun Liu
Title:	Authorized Signatory

Shanghai Pharmaceuticals Holding Co., Ltd.

By:	/s/ Dawei Liu
Name:	Dawei Liu
Title:	Authorized Signatory